October 23, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Andrew Mew
Accounting Branch Chief

Dear Sirs:

Re: General Metals Corporation File No. 0-30230 Form 10-K for the fiscal year ended April 30, 2009 Filed August 13, 2009 Form 10-KSB for the fiscal year ended Apri1 30, 2008 Filed August 12, 2008

We refer to your letter of September 1, 2009 addressed to the Company with your comments on the Company's Form 10-K for fiscal year ended April 30, 2009, filed August 13, 2009 and Form 10-KSB for fiscal year ended April 30, 2008, filed August 12, 2008.  For your ease of reference, our responses to your comments are numbered in a corresponding manner.

Form l0-K for Fiscal Year Ended April 30, 2009

General

1.

We reviewed your responses to our prior comments of our letter dated November 25, 2008, and we await the filing of your restated quarterly reports on Form l0-Q for the periods ended July 31, 2008, October 31, 2008, and January 31, 2009. We may have further comments upon review of your restated quarterly reports on Forms 10-Q.

We filed the restated Form 10-Q/A for the period ended July 31, 2009 on September 18, 2009.  We are currently restating the financial statements for the periods ending October 31, 2008 and January 31, 2009 an anticipate filing them with you by October 31, 2009.

2.

We note you filed Forms S-8 on February 11, 2009, and June 16, 2008. Please amend to include the consent of your audit firm Mark Bailey & Company, LTD with respect to all of your filings affected including the above mentioned Forms S-8.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862
generalmetals@hotmail.com

We agree with your comment and have obtained consent from Mark Bailey & Company and will file it as an exhibit to this correspondence.  We understand that all 10-K and 10-Q filings after the date of filing of a S-8 filing are automatically included in the S-8 filing by regulation and therefore we attach the consent as previously stated.

Location and Access, page 7

3.

We have reviewed the FYE 2009 filing and reissue comment 3 of our letter dated November 25, 2008.  Please review the map criteria and insert a map of your property into your amended filings. Independence

The Company reviewed the map criteria and will include the map of Independence property that meets the criteria (shown below) in all future filings.

Winnemucca
80
Elko
Battle Mountain
Independence Project
305
Lovelock
Reno
Fallon
50
Austin
Eureka
Virginia City
Carson City
Ely
Tonopah
Pioche
Las Vegas
GENERAL METALS CORPORATION
INDEPENDENCE PROJECT
NEVADA
LOCATION MAP
N
0
50
100
miles

Note 3. Restatement, page 34

4.

Please indicate in the introductory paragraph that the restatement was a correction of accounting errors.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862
generalmetals@hotmail.com

Not all items in the restatement footnote are the correction of accounting errors.  Some of the restatements were made to bring more clarity and transparency to the presentation on the face of the financial statements.  To state in the introductory paragraph that the entire restatement was the correction of an error would be inaccurate and in our opinion misleading to our shareholders.  Please note that you have indicated in your point number 5 that we identified that the changes being explained in footnote (A) of Note 3 is the correction of an error.

We indicated in our Current Report on Form 8-K under Item 4.02 originally filed on August 7, 2009, prior to the filing of Form 10-K for the year ended April 30, 2009, that management identified certain errors that have a material impact on previously issued financial statements and the impact of significant portions of those errors affected periods prior to the fiscal year ended April 30, 2008.  We have also indicated in the amended Form 10-Q for the period ended July 31, 2008 that the restatement was driven by the correction of accounting errors, as will the future amendments of Form 10-Q for the periods ended October 31, 2008 and January 31, 2009.

Further, we believe our investors are able to simply infer the restatements were the result of error corrections as there is no indication (nor were there any) in our filings that we changed an accounting principle, changed an accounting estimate, or changed the reporting entity in accordance with SFAS No. 154.

5.

Refer to footnote (A). We note the adjustments including a decrease of $423,254 and an increase of $531,884, and a decrease of $573,710 to the "General and administrative" and "Management and consulting" and "loss on derivatives" line items, respectively. We also note that the adjustments were due to the reclassifications and the correction of an error related to capital transactions. In order for investors to better understand the inter-relationships between the adjustments, please provide transparent disclosures in detail on how these adjustments are related and the adjustment amounts attributed to correction of an error versus reclassifications.

In correcting the identified errors and developing the restatement disclosures in accordance with SFAS No. 154, we considered several factors including the quantitative and qualitative materiality of the corrected items, and the differing impacts of restatements and reclassifications on our previously issued financial statements.  We also considered our current and prospective investor audience as contained in Chapter 3 of “A Plain English Handbook How to create clear SEC disclosure documents”.  Based on these factors we determined the most concise and useful narrative information accompanying the tables related only to the errors that had a material effect on our previously issued financial position, results of operations, and cash flows.  We further determined that additional narratives related to reclassifications that did not have any impact on our financial position, results of operations, and cash flows would confuse investors and detract emphasis on the currently disclosed material restatements.

Our current disclosure, inclusive of the table, provides an explanation of all warrants that were issued during the year to both “investors and certain members of management and the Board”.  As the table indicates, the $573,710 adjustment demonstrates that the line item should have been zero for the issuance to both investors and certain members of

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862
generalmetals@hotmail.com

management and the Board.  The accompanying narrative then discloses warrants issued to investors in private placements should not have been recognized in earnings, as the table currently indicates.  Further, the accompanying narrative discloses the warrants issued to management, with an estimated fair value of $139,333, are contained in management and consulting expense.

While we strive to continually improve our disclosures, we also must judge what the best use of the investors’ money may be and they want us to invest in our Independence mineral property first and foremost.  We do not believe re-writing these narrative explanations have a material impact on our financial statements or Form 10-K nor that it provides our shareholders and other interested investors any greater clarity and transparency.  Additionally, some shareholders have raised the concern with us that the required restatement already issued was diverting funds from the company’s primary mission of getting the Independence mine into production without providing a significant increase in value of the report.

6.

Refer to footnote (B) on page 35. We note your disclosures of the elimination of $208,251 of exploration and development expenditures. In Illis regard, please explain to us in more detail the nature of this accounting error. In addition, reconcile for us this disclosed amount to the adjustment of $113,249.

The elimination of the $208,251 relates to the accumulated deficit of the non-surviving entity in the reverse merger with General Gold that occurred on March 15, 2006, and correspondingly does not relate to the Company’s on-going exploration activities.  In accordance with Footnote 7 of SFAS No. 7, we eliminated the $208,251 to provide investors with cumulative amounts from inception of the exploration activities only.

The $113,249 relates to reclassifications as noted on the bottom of page 35 and as follows “All other items presented in the adjustment column represent a reclassification….”

7.

Refer to footnote (F) on page 36. Tell us and disclose the dates of the acquisitions and how you determined the fair values of the equity instruments issued in these transactions.

The acquisition dates are disclosed in Item 1 under the header Our Current Business in the Current 10-K filed on August 13, 2009 and were previously disclosed in Footnote 8 in the previously filed Form 10-KSB for the year ended April 30, 2008 filed on August 12, 2008.  The acquisition date for the Independence mine was approximately April 29, 2005 and the interest in Mikite Resources and Ghana mining concession was acquired on March 15, 2007.

The fair value of the equity instruments issued in the Mikite Resources acquisition was determined based on quoted market prices for the 1,000,000 shares of common stock issued in accordance with paragraph 8 of SFAS No. 123, which was the most “reliably measurable” value.  Additionally, the fair value of the 1,000,000 warrants issued in the acquisition was estimated using a Black-Scholes pricing model using the appropriate assumptions as disclosed in the Form 10-K for the year ended April 30, 2008.

The fair value of the equity instruments issued in the Independence Mine acquisition was determined based on the value of similar instruments issued in private placements at or

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862
generalmetals@hotmail.com

around the time of the acquisition.  These values were determined to be the most reliably measurable at the acquisition date in accordance with paragraph 8 of SFAS 123.

8.

Refer to footnotes (A) to (D) to restated cash flow statements on page 37. Please expand your "as previously reported" and "as restated" cash flow amounts to include individual cash flow line items affected rather than just cash flow subtotal amounts.

Upon further review of the current disclosures and the underlying transactions, it is our opinion that none of the reclassified amounts were material, either quantitatively and qualitatively, to the individual line items thereby not requiring further amendment to our Form10-K.  Further, the reclassifications did not change any line item or subtotal amount from “provided by” to “used in”.  In addition, management believes our investors are not presently judging the Company on our current financial results, but on our future mining prospects. Finally, any additional adjustments to the inception to 2008 amounts have already been updated to include the activity for the year ended April 30, 2009.

Due to the immateriality and updates to the inception to date amounts, we believe no further disclosure is necessary.

Item 9A (T) Controls and Procedures, page 46

Management's Report on Internal Control over Financial Reporting, page 46

9.

We read your response to comment 7 of our letter dated November 25, 2008.  Please revise to state your conclusion with respect to your internal control over financial reporting as of the end of the your most recent fiscal year as opposed to your evaluation date. See Item 308(a)(3) of Regulation S-K.

The paragraph previous to the one identified in your comment states that the evaluation date was April 30, 2009 which is the appropriate date in accordance with Item 308(a)(3) of Regulation S-K.  Our future filings will reflect the conclusion as of the actual date in accordance with Regulation S-K.

We would like to schedule a conference call with you, Mr. Babula and our SEC attorney and auditor to finalize this matter, so that we may move forward with our annual meeting of shareholders which has several very important matters for the vote of our shareholders.  Would Thursday at 2:00 pm Eastern work for you?

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862
generalmetals@hotmail.com

EXHIBIT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference, in Forms S-8 filed on February 11, 2009, and June 16, 2008 of General Metals Corporation, of our report dated August 13, 2009 accompanying the consolidated financial statements contained in the Form 10-K for the years ended April 30, 2009 and 2008 and from inception (March 15. 2006) to date.

/s/ Mark Bailey & Company, Ltd.

Reno, Nevada

October 26, 2009